ARNOLD & PORTER LLP
Kris Desrosiers
Kris.Desrosiers@aporter.com

+212.715.1167
+1 212.715.1399 Fax

399 Park Avenue
New York, NY 10022-4690

December 2, 2010
VIA EDGAR
Securities and Exchange Commission
Office of Investor’s Education and Assistance
100 F Street, N.E.,
Washington, D.C. 20549
Attn.: Filing Desk

Re:	Republic of Hungary Schedule B Registration Statement

Ladies and Gentlemen:
     On behalf of the Republic of Hungary, attached for filing via EDGAR is a registration statement on Form S-B under the Securities Act of 1933, as amended.
     If you have any questions or comments with regard to this filing, please call Steven G. Tepper at (212) 715-1140 or the undersigned at (212) 715-1167.

     Sincerely,

By: /s/ Kris Desrosiers
     Kris Desrosiers

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